Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Three Months Ended March 31, 2008 (Unaudited)		Years Ended December 31,
			2007	2006	2005	2004	2003
Earnings
Income before income taxes and minority interest	$307	(a)	$ 847	$ 912	$302	$283	$1,771
Interest expense	56		267	303	332	219	185
Portion of rents representative of the interest factor	42		170	170	149	153	141

	$405		$1,284	$1,385	$783	$655	$2,097

Fixed Charges
Interest expense	$ 56		$ 267	$ 303	$332	$219	$185
Portion of rents representative of the interest factor	42		170	170	149	153	141

	$ 98		$ 437	$ 473	$481	$372	$ 326

Ratio of Earnings to Fixed Charges	4.1		2.9	2.9	1.6	1.8	6.4

(a)	Excludes the Kroll non-cash goodwill impairment charge of $425 million recorded in the first quarter of 2008.